1200 G Street, Suite 800

Washington DC 20005

www.FisherBroyles.com

January 27, 2022

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Atten:     Beverly Singleton

Andrew Blume

Sergio Chinos

Asia Timmons-Pierce

Re:	Intelligent Living Application Group Inc. Amendment No. 6 to the Registration Statement on Form F-1 Amended on November 23, 2021 File No. 333-248684

Ladies and Gentlemen:

On behalf of our client, Intelligent Living Application Group Inc., a foreign private issuer organized under the laws of Cayman Islands (the “Company”), we are submitting this letter and the following information in response to a letter, dated January 20, 2022, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form F-1/A (the “Registration Statement”) filed to the Commission on November 23, 2021. Concurrently with the submission of this letter, the Company is filing Amendment No.7 to the Registration Statement (the “Amended Registration Statement”) via EDGAR with the Commission.

To facilitate your review, we have separately delivered to you today a copy of the Amended Registration Statement, marked to show changes since our last submission of the Registration Statement.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. Capitalized terms used in this letter but otherwise not defined herein shall have the meanings ascribed to such terms in the Registration Statement.

In addition to revising the disclosure in response to the Staff’s comments, the Company has also included other information and data to reflect recent developments.

Form F-1/A filed November 23, 2021

Cover Page

1.	Your disclosure, on the cover page of your prospectus, should address how recent statements and regulatory actions by China’s government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, have or may impact the company’s ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange. Please disclose whether the PCAOB is able to investigate completely your auditor and whether and how the Holding Foreign Companies Accountable Act will impact your company.

Response: We have revised Registration Statement and disclosed on the cover page of the prospectus how recent statements and regulatory actions by China’s government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, have or may impact the Company’s ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange and we also disclosed whether the PCAOB is able to investigate completely our auditor and whether and how the Holding Foreign Companies Accountable Act will impact our Company.

2.

Please disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021 and whether and how the Holding Foreign Companies Accountable Act and related regulations will affect your company.

Response: We have revised Registration Statement and disclosed on the cover page of our prospectus that our auditor is not subject to the determination announced by the PCAOB on December 16, 2021 and we don’t believe the Holding Foreign Companies Accountable Act and related regulations will affect our Company.

Prospectus Summary, page 1

3.	Disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021.

Response: We have revised Registration Statement and disclosed on the page 1 of the Prospectus Summary that our auditor is not subject to the determination announced by the PCAOB on December 16, 2021.

Summary of Risks Associated with Our Business, page 4

4.	We note your summary of risk factors. Please provide a cross-reference to the more detailed discussion of these risks in the prospectus.

Response: We have revised Registration Statement and provided a cross-reference to the more detailed discussion for each of these risks in the prospectus.

Risk Factors

Recent joint statement by the SEC and the Public Company Accounting Oversight Board, page 35

5.	Update your disclosure to reflect that the Commission adopted rules to implement the HFCAA and that, pursuant to the HFCAA, the PCAOB has issued its report notifying the Commission of its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong.

Response: We have revised Registration Statement and updated our disclosure on page 35 to reflect that the Commission adopted rules to implement the HFCAA and that, pursuant to the HFCAA, the PCAOB has issued its report notifying the Commission of its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong.

Compensation of Directors and Executive Officers, page 112

6.	Please update your executive compensation disclosure to reflect the most recently completed fiscal year. Refer to Item 6.B of Form 20-F.

Response: We have revised Registration Statement and updated our executive compensation disclosure to reflect the most recently completed fiscal year of 2021 on page 112.

If you have any questions or further comments regarding to the Amended Registration Statement, please contact me by phone at 703-618-2503 or via e-mail at jeffrey.li@fisherbroyles.com.

Very truly yours,

/s/ Jeffrey Li
Jeffrey Li

Enclosures

cc:	Bong Lau, Chief Executive Officer of Intelligent Living Application Group Inc.
Frederick Wong, Chief Financial Officer of Intelligent Living Application Group Inc.
Anthony S. Chan, CPA of Wei, Wei & Co., LLP